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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

August, Sr.                     Burton                     S.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

11 Woodbury Place
--------------------------------------------------------------------------------
                                    (Street)

Rochester                               NY              14618
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Home Properties of New York, Inc. (HME)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

February 27, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |x|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |x|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================












                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

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Common Stock, Par value $.01                                                                     29,316         D
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Series F Cumulative Redeemable
 Preferred Stock                                                                                 1,000          D
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Common Stock, Par value $.01                                                                     9,375(1)       I         By Trust
-----------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $27.0625 *                *     *   *     *      *        *        *         *               3,500     D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $25.6875 *                *     *   *     *      *        *        *         *               3,500     D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $28.3125 *                *     *   *     *      *        *        *         *               2,700     D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $31.3750 *                *     *   *     *      *        *        *         *               4,720     D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $28.34   *                *     *   *     *      *        *        *         *               7,000     D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $36.03   *                *     *   *     *      *        *        *         *               7,000     D
------------------------------------------------------------------------------------------------------------------------------------
Phantom Stock                                                                   Common
Units        1-for-1  02/27/03         A         549(2)       (3)      (3)      Stock     549     (2)     2,430     D
------------------------------------------------------------------------------------------------------------------------------------
Units of Limited
Partnership  (4)      *                *     *   *     *      *        *        *         *       *       4,246     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

* Previously Reported.

(1) Includes 275 shares of Common Stock acquired on January 7, 2002 for $32.25 per share by a Trust of which the Reporting Person is the lifetime beneficiary. This was not previously reported.

(2) Represents phantom stock units accrued to the Reporting Person's account pursuant to the Issuer's Director Deferred Compensation Plan at prices ranging from $30.75 to $31.30 per share. Represents phantom stock units accrued in lieu of cash and restricted stock granted in payment of meeting and stipend fees, the Issuer's contribution to the account pursuant to the Plan and hypothetical shares accrued pursuant to the dividend reinvestment feature of the Plan.

(3) The Reporting Person's account will be paid in the form of the Issuer's common stock on or about the dividend payment date following the 3rd, 5th or 10th anniversary of the deferral depending on the election of the Reporting Person.

(4) Units of Limited Partnership interests in Home Properties of New York, L.P. a New York limited partnership of which the Issuer is the General Partner.
The Reporting Person has the right to redeem the Units. The Issuer may elect to acquire the Units to be redeemed for shares of Common Stock, at the rate of one Unit for one share of Common Stock or cash, at the option of the Issuer.

/s/ Burton S. August, Sr.
    By Ann M. McCormick attorney-in-fact                  March 3, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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